Exhibit 99.5

CONSENT OF AUTHOR

Re:	Technical Report entitled Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina (the “Report”) dated effective October 31, 2017, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.	I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on September 21, 2017; and

2.	I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report.

Dated the 2nd day of November, 2017.

“Denys Parra Murrugarra”
Denys Parra Murrugarra, SME Registered Member